Exhibit 8.1

Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile:	direct dial number
(212) 818-8881

September 25, 2009

Capitol Acquisition Corp.

601 Carlson Parkway, Suite 330

Minnetonka, MN 55305

Re:	Business Combination with Two Harbors

Dear Sirs:

We have acted as counsel to Capitol Acquisition Corp. (“Capitol”), a corporation organized under the laws of the state of Delaware, in connection with the proposed business combination of Capitol and Two Harbors Investment Corp. (“Two Harbors”), a newly formed Maryland corporation. You have requested our opinion in connection with the federal income tax consequences of the proposed business combination and related merger to Capitol and stockholders of Capitol.

In rendering this opinion, we have examined the Registration Statement filed with the Securities and Exchange Commission on June 24, 2009, File No. 333-160199 as amended (the “Registration Statement”), and the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 11, 2009, as amended, by and among Capitol, Two Harbors, Two Harbors Merger Corp., a Delaware corporation and a wholly owned subsidiary of Two Harbors (“Merger Sub Corp”), and Pine River Capital Management L.P., a Delaware limited partnership (“Pine River”) and the sole stockholder of Two Harbors. For purposes of this opinion we have assumed and relied upon the truth and accuracy of the facts as set forth in the aforesaid documents.

Under the Merger Agreement the public holders of common stock of Capitol will transfer their stock to Two Harbors, a newly formed corporation with completely different provisions in its certificate of incorporation, and receive 100 percent of the stock of Two Harbors, and Two Harbors will elect to qualify as a real estate investment trust (“REIT”). Further, under the Merger Agreement, Merger Sub Corp will merge with and into Capitol with Capitol being the surviving entity and becoming a wholly owned subsidiary of Two Harbors.

Our opinion of the Federal income tax consequences of the proposed business combination and mergers to Capitol and stockholders of Capitol is:

1. The business combination between Capitol and Two Harbors and the merger of Merger Sub Corp with Capitol will qualify as a tax-free transaction governed by section 351 of the Internal Revenue Code of 1986, as amended (“Code”) or a reorganization under Code section 368(a).

2. No gain or loss will be recognized by Capitol as a result of the business combination and merger.

3. No gain or loss will be recognized by stockholders of Capitol who exchange their common stock in Capitol for common stock of Two Harbors and do not exercise their conversion rights.

4. The basis of the Two Harbors stock received by the stockholders of Capitol who do not exercise their conversion rights will be the same as the basis of the Capitol stock they exchanged for the Two Harbors stock.

Capitol Acquisition Corp.

September 25, 2009

5. The holding period in the stock of Two Harbors that is received in the transaction by the stockholders of Capitol who do not exercise their conversion rights will include the period during which the Capitol stock surrendered was held by such Capitol stockholders.

6. A stockholder of Capitol who exercises conversion rights and effects a termination of the stockholder’s interest in Capitol will be required to recognize gain or loss upon the exchange of that stockholder’s shares of common stock of Capitol for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Capitol common stock. This gain or loss will be a capital gain or loss if such shares were held as a capital asset on the date of the business combination and will be a long-term capital gain or loss if the holding period for the share of Capitol common stock is more than one year.

In connection with the above opinion, we hereby consent to the use of our name in the Registration Statement of Capitol and all amendments thereto and the filing of this opinion as an annex to the Registration Statement.

Very truly yours,

/s/ Graubard Miller